UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Vu1 Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

929212-10-8
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	929212-10-8	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Richard G. Sellers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		USA
NUMBER OF SHARES	5	SOLE VOTING POWER	11,895,832 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING	7	SOLE DISPOSITIVE POWER	11,895,832 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		11,895,832 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		10.7% (2)
12	TYPE OF REPORTING PERSON		IN

(1) Consists of (a) 9,115,953 shares of Vu1 Corporation common stock and (b) 2,779,879 shares of Vu1 Corporation common stock that Mr. Sellers has the right to acquire pursuant to currently exercisable options and warrants.

(2) Based upon 111,094,426 shares of Vu1 Corporation common stock outstanding as reported on Vu1 Corporation’s Quarterly Report on Form 10-Q for the period ending June 30, 2011 as filed with the SEC on August 15, 2011.

CUSIP No .	929212-10-8	Page 3 of 5

Item 1(a).	Name of Issuer:

Vu1 Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

469 7th Avenue, 3rd Floor New York, NY 10018

Item 2(a).	Name of Person Filing:

Richard G Sellers

Item 2(b).	Address of Principal Business Office or, if None, Residence:

24 Roy St #421, Seattle, WA 98109

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

929212-10-8

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No .	929212-10-8	Page 4 of 5

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Ownership information is provided as of:

(a)	Amount beneficially owned:

11,895,832 (1)

(b)	Percent of class:

10.7% (2)

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

11,895,832 (1)

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

11,895,832 (1)

(iv) Shared power to dispose or to direct the disposition of

0

CUSIP No .	929212-10-8	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	8/24/11

Signature:	/s/ Richard G. Sellers
Name:	Richard G Sellers